April 29, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-4
Filed April 11, 2011
File No. 333-172620

Dear Ms. Ravitz:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 27, 2011 with respect to the Company’s Registration Statement on Form S-4 (the “Form S-4”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Prospectus Cover Page

1.	We note your response to our prior comment number 4; however, your disclosure still does not make clear what the formula is intended to achieve for Endwave shareholders. If, for example, the goal is that Endwave shareholders receive 42.5% of the combined company, please state this here.

Response: In response to the Staff’s comment, the disclosure on the prospectus cover page and elsewhere in the proxy statement/prospectus has been revised to further explain the intent and mechanics of the two formulas used to determine the merger consideration (one formula for the determination of the number of GigOptix shares of common stock issued in exchange for Endwave in-the-money options and the other formula for the determination of the number of GigOptix shares of common stock issued in exchange for Endwave common stock and restricted stock units).

Q. What will Endwave stockholders receive …, page 1

2.	Refer to the last sentence on page 1. Please reconcile the number of shares that GigOptix would issue if the merger closed April 8, 2011 with the number of shares in the example on your cover page.

Response: In response to the Staff’s comment, the disclosure has been revised on the prospectus cover page as well as on the third question on page 1 to reconcile the number of shares being issued in the merger as consideration for the exchange of Endwave common stock, restricted stock units and in-the-money options.

Q. How much of GigOptix …, page 2

3.	It is not clear why your disclosure throughout indicates the number of shares that will be issued to Endwave shareholders and restricted stock unit holders, when you will also be issuing shares to in-the-money option holders. Please clarify throughout, before describing the pricing formula, that you will issue shares to (1) current holders of Endwave common stock, (2) holders of Endwave restricted stock units, and (3) holders of in-the-money options.

Response: In response to the Staff’s comment, the disclosure before the description of the merger consideration has been revised throughout the proxy statement/prospectus to state that the Company will issue shares of its common stock to holders of Endwave common stock, holders of restricted stock units and holders of in-the-money options.

Summary, page 5

4.	Regarding your response to prior comment 11, please file your agreements with Alcatel-Lucent or tell us why they should not be filed.

Response: The Company has not entered into any long-term agreement with Alcatel-Lucent. Rather, the Company provides products to Alcatel-Lucent through purchase orders issued in the ordinary course of its business. No single purchase order with Alcatel-Lucent is a material contract under Item 601(b)(10) of Regulation S-K.

5.	Please revise the summary disclosure to quantify potential benefits to insiders as you have done on page 150.

Response: In response to the Staff comment, the table disclosing the potential payouts to Endwave’s named executive officers has been added to page 13 of the summary.

Risk Factors, page 18

6.	Please disclose as a risk factor the limitation on the use of Endwave’s substantial net operating loss carryforwards that you disclose on page 175. Your disclosure should include the effects on your income and cash flow.

Response: In response to the Staff’s comment, the Company has included the requested risk factor on page 22.

Strategic Considerations, page 137

7.	Regarding the supplemental materials provided in response to prior comment 1, we note that your disclosure in the Form S-4 does not include all of the strategic considerations on page 105 of the supplemental materials. Please revise or advise.

Response: We respectfully submit that the description of all factors taken into account by Endwave’s board of directors is accurate and complete. The material factors taken into account by Endwave’s board of directors are already described in the section entitled “Endwave’s Reasons for the Merger.” Page 105 of the supplemental materials was prepared by Merriman Capital and not Endwave’s management or board of directors, and is not a summary of the considerations actually taken into account by Endwave’s board of directors. That said, all of the factors set forth on page 105 speak to the combined company being more competitive than Endwave on a standalone basis, which is already described in the subsection entitled “Strategic Considerations” on page 140.

Opinion of Endwave’s Financial Advisor, page 139

8.	Please disclose the quantitative results of the historical stock price analysis.

Response: In response to the Staff’s comment, disclosure regarding Merriman’s historical stock price analysis has been added on page 146.

9.	In light of the results of the premiums paid analysis and the historical stock price analysis, please advise as to the process Merriman followed in its fairness conclusion.

Response: In response to the Staff’s comment, disclosure has been added on pages 145 and 146 regarding the process that Merriman followed in its fairness opinion in light of its numerous analyses.

10.	Please tell us who prepared the 2 supplemental “Model” documents and explain how those documents were used by the parties.

Response: GigOptix prepared the two spreadsheets with its projected financial statements, and Endwave prepared the three spreadsheets with its projected financial statements. As each company received information that enabled it to refine its respective projections, it did so and delivered the updated projections to the other company. The receiving company reviewed the projections as part of its due diligence review of the producing company. Endwave furnished the projections to Merriman for Merriman’s review, as disclosed in the registration statement. GigOptix used Endwave’s projections, together with other information obtained in the due diligence review, to prepare its own projected financial forecasts of Endwave taking into account the merger, which were provided to Roth Capital Partners, as disclosed in the registration statement.

Opinion of GigOptix’s Financial Advisor, page 144

11.	Refer to the February 3, 2011 supplemental materials prepared by Roth Capital Partners. Please tell us how the estimated numbers provided on page 20 impacted Roth’s opinion and the GigOptix Board’s recommendation to approve the transaction. Provide similar information about the estimates set forth on page 122 of the supplemental materials of Merriman from February 4, 2011.

Response: As noted on page 20 of the supplemental materials prepared by Roth Capital Partners, the 2010 estimated income statement for Endwave was provided by GigOptix. GigOptix prepared this information based on its review of the draft financial statements of Endwave which were in the process of being audited at the time that such draft financial statements were provided to GigOptix. The audit was near completion at such time, which fact was communicated to GigOptix, and as a result, it was understood that the estimated 2010 revenue number for Endwave was unlikely to be changed in more than an immaterial amount upon completion of the preparation of audited financial statements of Endwave (and in fact, the estimated 2010 revenues were only approximately $25,000 higher than the actual 2010 revenues).

As disclosed in the registration statement, Roth Capital Partners used the estimated 2010 revenues for Endwave in the Comparable Public Company Analysis for both the LTM Revenue Multiples and the 2010E Revenue Multiples, and the Precedent M&A Transaction Analysis. In each of these three analyses, as disclosed in the registration statement, Roth Capital multiplied the estimated 2010 revenues by a specified multiple of between 2.0 and 4.0 to calculate the valuation of Endwave on an enterprise value basis. To the extent that the estimated revenues were higher than the actual revenues, than a higher valuation for Endwave would result from applying the analysis conducted by Roth Capital Partners. However, due to the effect of using the applicable revenue multiples being used by Roth Capital Partners, the amount of such excess would be immaterial to the extent that the estimated revenues were higher than the actual revenues by an immaterial amount. As a result, the use of the estimated 2010 revenue number for Endwave did not have a meaningful impact on either Roth’s opinion or the recommendation of the GigOptix Board of Directors to approve the transaction.

The estimates set forth on page 122 of the supplemental materials prepared by Merriman were used by Merriman in the contribution analysis. In addition, the Endwave board took these estimates into account in determining that the combined company would be more competitive than Endwave on a stand-alone basis.

12.	Please tell us where you have disclosed the information set forth in note (1) on page 39 of the February 3, 2011 supplemental materials prepared by Roth Capital Partners and the impact that this assumption would have if incorrect.

Response: We have not disclosed this information or the impact which this assumption would have if incorrect because we believe that this impact is immaterial. If the assumed availability of GigOptix NOLs proved to be incorrect, then taxes would be due for fiscal years 2012 and 2013 using the projected financial forecasts of Endwave, taking into account the merger, which GigOptix provided to Roth Capital Partners. This would decrease the range of implied discounted cash flow equity values from a range of $9.9 million to $17.4 million as disclosed on page 150 of the proxy statement/prospectus to a range of $8.2 million to $15.6 million, which would still exceed the actual equity value as determined by Roth Capital Partners in the discounted cash flow analysis.

Discounted Cash Flow Analysis, page 146

13.	Please explain why Roth chose the equity value range of $9.9 million to $17.4 million. In this regard, please discuss the data in the box on page 39 of the supplemental materials of Roth from February 3, 2011. Please also address how Roth made its fairness conclusion in light of the fact that the range of values appears to be below the consideration paid, even on the high end.

Response: As discussed on page 13 of the supplemental materials prepared by Roth Capital Partners, based on the closing price of GigOptix common stock as of February 3, 2011 of $2.50 per share which Roth used in conducting its analyses, Roth Capital Partners attributed a total value to the consideration being paid by GigOptix of approximately $22.8 million, and an equity value of approximately $6.8 million. The equity value range of $9.9 million to $17.4 million which resulted from the discounted cash flow analysis conducted by Roth Capital Partners exceeded the equity value of $6.8 million. Although Roth Capital Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered, the discounted cash flow contributed to the conclusion of Roth Capital Partners. We have revised the disclosure on page 150 of the proxy statement/prospectus to clarify that the value as determined by Roth Capital Partners in the discounted cash flow analysis exceeds the value of the consideration being paid at the time that Roth Capital Partners rendered its opinion.

The data in the box on page 39 of the supplemental materials prepared by Roth Capital Partners sets forth the discount rates and terminal growth rate disclosed on page 150 in the proxy statement/prospectus, and the resultant equity value range. The discount rates, or Weighted Average Cost of Capital (WACC) rate, were determined using the following assumptions:

•	No Endwave debt

•	A cost of equity of 22.0% was used as the midpoint and was calculated under the following assumptions:

o	An Endwave Beta of 1.13 per Bloomberg;

o	U.S. Equity Risk Premium of 7.6% per Bloomberg;

o	Risk Free Rate of 3.3% per Bloomberg; and

o	Discount Rate Adjustment of 10.1%, which was an estimation of Roth Capital Partners

The terminal growth rate used 3.0% as a midpoint and was used pursuant to Roth Capital Partners Methodology.

Material U.S. Federal Income Tax …, page 171

14.	We note that the first sentence in this section continues to indicate that the disclosure is the opinion of tax counsel. Because it appears that Exhibits 8.1 and 8.2 constitute counsel’s opinion, this section is in fact not the opinion of counsel. Please revise as appropriate.

Response: In response to the Staff’s comment, the disclosure in the first sentence has been revised to indicate that the disclosure is a summary of the opinion of tax counsel.

Additional Information …, page 174

15.	Please clarify your disclosure in the first full paragraph on page 175 to indicate the extent to which the net operating loss carryforwards will be limited by the merger and how that is determined. Please provide summary disclosure to this effect as well.

Response: In response to the Staff’s comment, the requested disclosure regarding net operating loss carryforwards has been added on page 179.

Security Ownership …, page 175

16.	Regarding your response to prior comment 31, please tell us what steps you have taken to obtain the information relating to voting power over the shares held by National Instruments in the table on page 176 and the entities on the table on page 178 for which you have not provided the requested information.

Response: The Company contacted National Instruments regarding voting and investment power of the shares held by them. The disclosure in footnote 3 to the security ownership table has been revised accordingly.

Endwave relied on statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act to disclose the voting and investment power over the shares listed by the entities in the table on page 182 in accordance with Instruction 3 to Item 403 of Regulation S-K. Where the requested information was not obtainable from such statements, Endwave contacted the two applicable entities at the request of the Staff. Neither entity provided the requested information.

Annex C

17.	It is unclear how the revisions in the penultimate paragraph of the opinion operate to remove any limitations on reliance. We note, for example, the statement that the analysis and letter “were prepared solely for the benefit, information and use of, and were addressed only to the Board.” We therefore reissue prior comment 32.

Response: In response to the Staff’s comment, we filed revised opinions with the referenced paragraphs revised as requested.

Exhibit 8.1

18.	Please note that the tax opinion must opine as of the date of effectiveness. Please submit a revised opinion.

Response: A revised tax opinion will be filed with the Commission by pre-effective amendment on the date that the Form S-4 will be declared effective. The tax opinion will be dated such date.

Exhibit 8.2

19.	Please note that the tax opinion must opine as of the date of effectiveness. Please submit a revised opinion.

Response: A revised tax opinion will be filed with the Commission by pre-effective amendment on the date that the Form S-4 will be declared effective. The tax opinion will be dated such date.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Mavis L. Yee, by telephone at (650) 320-7717 or by fax at (866) 565-3658 should you have any questions or comments.

Sincerely,

/s/ Jeff Parsons
Jeff Parsons Acting Chief Financial Officer and Senior Vice President